Exhibit 99.3

ZK International Group Co., Ltd. Announces Record Revenue of $42.89 Million, an Increase of 1.71% for the First Half of Fiscal Year 2022

WENZHOU, China, September 28, 2022 -- ZK International Group Co., Ltd. (ZKIN) ("ZK International" or the "Company"), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products primarily used for water and gas supplies, today announced its unaudited financial results for the six months ended March 31, 2022.

Financial Highlights for the First Half of Fiscal Year 2022

	For the Six Months Ended March 31,
($ millions, except per share data)	2022	2021	% Change
Revenue	$42.89	$42.17	1.71%
Gross profit	$3.97	$4.71	-15.73%
Gross margin	9.25%	11.16%	-1.91% pp*
Income (loss) from operations	$0.24	$(1.65)	114.81%
Operating margin	0.57%	-3.91%	4.48% pp*
Net income (loss)	$0.001	$(1.92)	100.07%
Diluted earnings per share	$0.00	$(0.03)	100%
Net book value per share	$3.10	$3.11	0.32%

* pp: percentage point(s)

•	Revenue increased 1.71% to a record $42.89 million due to increased market demand over our stainless steel coil and nickel material. During six months ended March 31, 2022, the sales of stainless steel coil and nickel material accounts for approximately 65.36% of our total revenue, as compared to 53.85% of our total revenue during six months ended March 31, 2021.

•	Gross profit decreased by 15.73% to $3.97 million. Gross margin was 9.25%, compared to 11.16% for the same period of the prior fiscal period. The decrease of gross profit was primarily due to increased sales percentage of low margin products such as stainless steel coil products and decreased sales percentage of high-margin products such as water and gas piping products.

•	Income from operations was $0.24 million, compared to loss from operations of $1.65 million for the same period of the prior fiscal year. Operating margin was 0.57%, compared to -3.91% for the same period of the prior fiscal year. The decrease of operating margin was primarily due to decreased selling and marketing expenses and research and development expenses.

•	Net income was $0.001 million. This compared to net loss of $1.92 million for the same period of the prior fiscal year.

•	Net book value per share was $3.10 as of March 31, 2022, compared to $3.08 as of September 30, 2021.

Mr. Jiancong Huang, Chairman and Chief Executive Officer of ZK International, commented, "Bucking the trend of a declining economy during the second quarter of 2020 as China battled the COVID-19 pandemic, we are pleased to report record revenue increase for the first half of fiscal year 2020. With revenue increasing by 27.4% and across the $40 million mark for the first time in the Company’s history, our first half of fiscal year 2020 results underscore continuing order strength for our proprietary stainless steel and carbon steel pipe products. The decreases in gross and profit margins were one-off in nature and stem from management decision to provide discount on certain products in order to reduce inventory that certain customers were unable to fulfill due to COVID-19 effecting their respective businesses. Therefore, certain products were sold at deep discounts to some of our key customers in order to increase cash flow by reducing inventory level. Looking forward, we expect revenue to continue to grow and rebound of profit margins for the second half of the fiscal year 2020.”

Financial Results for the First Half of Fiscal Year 2022

Revenue

Revenue increased by $721,834 or 1.71%, to $ 42,890,657 for the six months ended March 31, 2022 from $42,168,823 for the six months ended March 31, 2021. The increase in revenues was primarily driven by our increased sales of stainless steel coil and nickel material as compared to our stainless steel piping and fitting products. During six months ended March 31, 2022, the sales of stainless steel coil and strip accounts for approximately 65.36% of our total revenue, as compared to 53.85% of our total revenue during six months ended March 31, 2021.

Gross Profit

Our gross profit decreased by $740,649, or 15.73%, to $3,967,109 for the six months ended March 31, 2022 from $4,707,758 for the six months ended March 31, 2021. Gross profit margin was 9.25% for the six months ended March 31, 2022, as compared to 11.16% for the six months ended March 31, 2021. The decrease of gross profit was primarily due to increased weighted average selling prices of our water and gas piping products as the result of domestic demand recovery of construction materials and piping infrastructure. The gross profit of stainless steel coil products is approximately 0.57% due to the decrease of average selling price of stainless steel coil products, while our water and gas piping products generally have gross margin of 22.67% during six months ended March 31, 2022.

Selling and Marketing Expenses

We incurred $930,052 in selling and marketing expenses for the six months ended March 31, 2022, compared to $2,769,264 for the six months ended March 31, 2021. Selling and marketing expenses decreased by $1,839,212, or 66.42%, during the six months ended March 31, 2022 compared to the six months ended March 31, 2022. This decrease is primarily due to decreased marketing expenses paid for the marketing and promoting services provided to xSigma Corporation, a subsidiary of the Company. During the six months ended March 31, 2021, the Company entered into a Consultancy Agreement (the “Agreement”) with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”). Pursuant to the Agreement, the Consultant agreed to provide marketing services for the business development of xSigma Corporation, including website development, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant 250,000 ordinary shares of the Company. The shares are valued at $3.58/share.

General and Administrative expenses

We incurred $2,232,863 in general and administrative expenses for the six months ended March 31, 2022, compared to $1,166,210 for the six months ended March 31, 2021. General and administrative expenses increased by $1,066,653, or 91.46%, for the six months ended March 31, 2022 compared to the same period in 2021. The increase is primarily due to decrease in travelling expenses and administrative staff salary.

Research and Development Expenses

We incurred $560,216 in research and development expenses for the six months ended March 31, 2022, compared to $2,419,355 for the six months ended March 31, 2021. R&D expenses decreased by $1,859,139, or 76.84%, for the six months ended March 31, 2022 compared to the same period in 2021. During the six months ended March 31, 2021, our various subsidiaries developed a DeFi exchange, a cryptocurrency trading platform, and an NFT platform, while those platforms were in late-stage development during the six months ended March 31, 2022 and therefore the related expenses decreased significantly.

Income (loss) from Operations

As a result of the factors described above, we incurred operating income of $243,977 for the six months ended March 31, 2022, compared to operating loss of $1,647,071 for the six months ended March 31, 2021, an increase of operating income of $1,891,048.

Other Income (Expenses)

Our interest income and expenses were $4,493 and $465,466, respectively, for the six months ended March 31, 2022, compared to interest income and expenses of $9,543 and $528,598, respectively, for the six months ended March 31, 2021. The decrease of interest expense is primarily due to the decrease of bank loan incurred during fiscal half year of 2022. Other income mainly consists of government grant for financial support to the Company under local government’s innovation incentive programs.

Net Income (loss)

As a result of the factors described above, we incurred net loss of $1,281 for the six months ended March 31, 2022, compared to net loss of $1,916,893 for the six months ended March 31, 2021, a increase in profit of $1,918,174.

Financial Condition

As of March 31, 2022, cash and cash equivalents, restricted cash and short-term investments totaled $5.56 million, compared to $16.16 million as of September 30, 2021. Short-term bank borrowings were $18.91 million as of March 31, 2022, compared to $21.39 million as of September 30, 2021.

Accounts receivable was $29.55 million as of March 31, 2022, compared to $27.12 million as of September 30, 2021. Inventories were $23.78 million as of March 31, 2022, compared to $20.69 million as of September 30, 2021. Accounts payable was $3.32 million as of March 31, 2022, compared to $2.16 million as of September 30, 2021.

Total current assets and current liabilities were $72.09 million and $38.04 million, respectively, leading to a current ratio of 1.90 as of March 31, 2022. This compared to total current assets and current liabilities were $78.70 million and $44.51 million, respectively, and current ratio of 1.77 as of September 30, 2021.

Net cash used in operating activities was $5.86 million for the six months ended March 31, 2022, compared to net cash used in operating activities of $4.23 million for the same period of the prior fiscal year. Net cash used in investing activities was $0.17 million for the six months ended March 31, 2022, compared to net cash provided by investing activities of $0.06 million for the same period of the prior fiscal year. Net cash used in financing activities was $1.65 million for the six months ended March 31, 2022, compared to net cash provided in financing activities of $23.82 million for the same period of the prior fiscal year.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 33 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube", and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but also to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantee of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2022 and 2021 (Unaudited)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2022	2021
Revenues	42,890,657	$42,168,823
Cost of sales	38,923,548	37,461,065
Gross profit	3,967,109	4,707,758

Operating expenses:
Selling and marketing expenses	930,052	2,769,264
General and administrative expenses	2,232,863	1,166,210
Research and development costs	560,216	2,419,355
Total operating expenses	3,723,132	6,354,829

Operating Income (loss)	243,977	(1,647,071)

Other income (expenses):
Interest expenses	(465,466)	(528,598)
Interest income	4,493	9,543
Other income (expenses), net	218,277	325,539
Total other income (expenses), net	(242,696)	(193,516)

Income (Loss) before income taxes	1,281	(1,840,587)

Income tax provision	-	(76,306)

Net income (loss)	1,281	$(1,916,893)
Net income (loss) attributable to non-controlling interests	(9,635)	(1,334,346)

Net income (loss) attributable to ZK International Group Co., Ltd.	(8,354)	$(582,547)

Net income (loss)	1,281	$(1,916,893)

Other comprehensive income:
Foreign currency translation adjustment	871,641	1,863,153

Total comprehensive income (loss)	872,922	(53,740)
Comprehensive income (loss) attributable to non-controlling interests	(15,437)	(1,315,874)
Comprehensive income attributable to ZK International Group Co., Ltd.	857,485	1,262,134

Basic and diluted earnings per share
Basic	-	(0.03)
Diluted	-	(0.03)
Weighted average number of shares outstanding
Basic		19,243,252
Diluted		21,743,252

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2022 and September 30, 2021 (Unaudited)

 (IN U.S. DOLLARS)

	2022 (Unaudited)	2021
Assets
Current assets
Cash and cash equivalents	$5,244,796	$13,525,298
Restricted cash	79,170	77,906
Short-term Investment	236,619	2,560,760
Accounts receivable, net of allowance for doubtful accounts of $2,258,356 and $2,221,870, respectively	29,545,643	27,124,959
Notes receivable	—	—
Other receivables	5,229,288	2,158,120
Due from related parties	368,214	—
Inventories	26,784,418	20,689,252
Advance to suppliers	4,602,336	12,567,368
Total current assets	72,090,484	78,703,663
Property, plant and equipment, net	7,896,620	8,004,855
Right-of use asset	123,042	54,166
Intangible assets, net	9,563,588	8,749,987
Deferred tax assets	359,265	353,460
Long-term deposit	12,677,668	12,472,847
Long-term investment	25,328,632	25,323,323
TOTAL ASSETS	$128,039,299	$133,662,301
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,323,532	$2,159,731
Accrued expenses and other current liabilities	5,629,919	6,875,769
Lease liability - current portion	-	26,332
Accrued payroll and welfare	1,776,071	1,853,019
Advance from customers	2,492,270	5,666,214
Due to related parties	441,359	1,072,335
Convertible debentures	2,823,364	2,823,364
Short-term bank borrowings	18,912,183	21,394,761
Other borrowing - short term portion	288,418	283,758
Income tax payable	2,354,910	2,354,832
Total current liabilities	38,042,025	44,510,115
Lease liability - long term portion	-	27,834
TOTAL LIABILITIES	$38,042,025	$44,537,949

Equity
Common stock, no par value, 50,000,000 shares authorized, 28,918,177 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	63,374,085	63,374,085
Statutory surplus reserve	2,916,539	2,914,602
Subscription receivable	(125,000)	(125,000)
Retained earnings	19,727,213	19,737,504
Accumulated other comprehensive income (loss)	3,764,433	2,898,594
Total equity attributable to ZK International Group Co., Ltd.	89,657,270	88,799,785
Equity attributable to non-controlling interests	340,004	324,567
Total equity	89,997,274	89,124,352
TOTAL LIABILITIES AND EQUITY	$128,039,299	$133,662,301

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2022 and 2021 (Unaudited)

(IN U.S. DOLLARS)

	For the Six Months Ended March 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$1,281	$(1,916,893)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	340,666	264,887
Amortization expense	(938)	6,605
Non-cash expenses	166,907	894,167
Changes in operating assets and liabilities:
Accounts receivable	(1,965,921)	6,755,242
Other receivables	(3,021,383)	2,420,300
Notes receivable	(366,474)	38,197
Inventories	(5,728,222)	428,946
Advance to suppliers	8,132,790	(9,053,966)
Accounts payable	1,123,002	(4,379,215)
Notes payable	-	(45,783)
Accrued expenses and other current liabilities	(1,185,431)	(2,084,882)
Accrued payroll and welfare	(106,869)	(466,248)
Advance from customers	(3,251,552)	2,907,425
Income tax payable	-	(3,111)
Net cash provided (used in) operating activities	(5,862,144)	(4,234,329)

Cash Flows from Investing Activities:
Proceed from disposal of property, plant and equipment	-	62,728
Purchases of property, plant and equipment	(165,772)	(4,871)
Net cash used in investing activities	(165,772)	57,857

Cash Flows from Financing activities:
Net proceeds from stock offering	-	27,340,977
Net proceeds released from (placed into) bank acceptance notes	15	-
Net proceeds released from short-term investment	2,355,010	305,222
Net proceeds from (repayment to) short-term bank borrowings	(2,820,517)	351,006
Net repayment of other borrowing	(539,337)	(156,929)
Repayments of loans of related parties	(645,521)	(1,138,134)
Cash advance to related parties	-	(2,878,572)
Net cash provided by (used in) financing activities	(1,650,350)	23,823,569

Effect of exchange rate changes on cash	87,415	386,231

Net change in cash and cash equivalents	(7,590,851)	20,033,328
Cash and cash equivalents at the beginning of year	12,835,647	3,759,535
Cash and cash equivalents at the end of year	$5,244,796	$23,792,863

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$167,862
Cash paid for interest expenses	$465,465	$524,217